Exhibit 99.2

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
SHAREHOLDER APPROVAL FOR TWO-FOR-ONE SHARE SPLIT
CALGARY, ALBERTA – May 6, 2010 – FOR IMMEDIATE RELEASE

Shareholders of Canadian Natural Resources Limited (“Canadian Natural”) approved by a large majority, a subdivision or “Share Split” of its issued and outstanding Common Shares on a two-for-one basis at the Corporation's Annual and Special Meeting held May 6, 2010. It is believed the Share Split will encourage greater market liquidity for the Company’s Common Shares and provide opportunities for ownership of the Company’s Common Shares by a wider group of investors.

The subdivision will be effected by issuing on or about May 28, 2010 to shareholders of record as of the close of business on Friday May 21, 2010 a certificate for one additional Common Share for every one Common Share held as of such record date.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 - 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: (403) 514-7777 Facsimile: (403) 514-7888 Email: ir@cnrl.com Website: www.cnrl.com Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange
ALLAN P. MARKIN
Chairman

JOHN G. LANGILLE
Vice-Chairman

STEVE W. LAUT
President

TIM S. MCKAY
Chief Operating Officer

DOUGLAS A. PROLL
Chief Financial Officer &
Senior Vice-President, Finance

COREY B. BIEBER
Vice-President,
Finance & Investor Relations

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com